Exhibit 99.2

Directors' Report on the State of the Corporation's Affairs for the
three months ended March 31, 2012

The information contained in this report constitutes a translation of the directors' report published by the
Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

We respectfully present the Directors' Report on the state of affairs of "Bezeq" – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together: "the Group"), for the three-month period ended March 31, 2012.

The Directors' Report contains a condensed review of its subject-matter and was prepared assuming that the Directors' Report for December 31, 2011 is also available to the reader.

The Group reports on four main segments in its financial statements:

1)	Domestic Fixed-Line Communications

2)	Cellular

3)	International Communications, Internet and NEP Services

4)	Multi-Channel Television

It should also be noted that the Company's consolidated financial statements also include an “Others” segment which comprises mainly Internet services and Internet portal operation (through Walla) and customer call center services (through Bezeq On Line), This Others segment is not material at the Group level.

Profit for the reporting quarter amounted to NIS 591 million, compared with NIS 406 million in the corresponding quarter last year, an increase of 45.6%.

EBITDA (operating profit before depreciation and amortization) amounted to NIS 1,208 million compared with NIS 1,000 million in the corresponding quarter, an increase of approximately 20.8%.

The results for the quarter compared with the corresponding quarter were affected by various factors described in this report, including expenses in respect of early retirement recorded in the corresponding quarter in the Domestic Fixed-Line Communications segment.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

1.	Explanations of the Board of Directors for the state of the corporation's affairs, the results of its operations, its equity, cash flows and other topics

1.1	Financial position

1.1.1	Assets

The Group's assets at March 31, 2012 amounted to NIS 17.92 billion, compared with NIS 15.13 billion on March 31, 2011, of which NIS 6.1 billion (34%) are property, plant and equipment, compared with NIS 5.77 billion (38%) on March 31, 2011.

The increase in the Group’s assets stems primarily from the Domestic Fixed-Line Communications segment, as described below.

In the Domestic Fixed-Line Communications segment, total assets, without loans and investment in associates, increased compared with March 31, 2011 by NIS 1.72 billion. The increase stems mainly from an increase in cash balances and current investments as a result of cash flows generated from operating activities, the proceeds from an issue of debentures and bank loans taken during 2011, and a rise in the balance of property, plant and equipment owing to continued deployment of the NGN.

In the Cellular segment, total assets increased from NIS 5.09 billion on March 31, 2011 to NIS 5.94 billion at March 31, 2012. The increase stems primarily from a rise in the customer balance, attributable mainly to an increase in revenues from the sale of terminal equipment on instalments and an increase in cash and cash equivalents, which were partially offset by a decrease in property, plant and equipment and intangible assets.

In the International Communications, Internet and NEP segment, assets increased by NIS 272 million. Most of the increase occurred in property, plant and equipment balances following investment in setting up the Seabed Cable. Cash balances also increased.

In the Multi-Channel Television segment total assets increased by NIS 53 million, which stemmed mainly from an increase in the balances of broadcasting rights and cash.

1.1.2	Liabilities

The Group's debt to financial institutions and debenture holders at March 31, 2012 amounted to NIS 9.42 billion, compared with NIS 5.64 billion on March 31, 20111. The increase in debt stemmed from the Domestic Fixed-Line Communications segment following an issue of debentures and receipt of loans from banking corporations. During 2011, the increase was moderated somewhat by the repayment of debentures and loans in the Domestic Fixed-Line Communications segment and in the Cellular segment.

1
The Group's debt to financial institutions and debentures-holders net of cash and cash equivalents, investments in monetary funds and other investments at March 31, 2012, amounted to NIS 6.5 billion, compared with NIS 4.8 billion on March 31, 2011.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

1.2	Results of operations

1.2.1	Principal results

Condensed consolidated statement of income:

	For the three-month period ended
	March 31
	2012	2011	Increase	Change
	NIS millions	NIS millions	(decrease)%

Revenue	2,740	2,913	(173)	(6)%
Operating expenses	1,890	2,248	(358)	(16)%
Operating profit	850	665	185	28%
Finance (income) expenses, net	(44)	20	(64)	-
Profit after finance (income) expenses, net	894	645	249	39%
Share in losses of affiliates	58	65	(7)	(11)%
Profit before income tax	836	580	256	44%
Income tax	245	174	71	41%
Profit for the period	591	406	185	46%

Attributed to:
Company owners	582	407	175	43%
Non-controlling interest	9	(1)	10	-
Profit for the period	591	406	185	46%

Earnings per share
Base and diluted earnings per share (NIS)	0.21	0.15	0.06	40%

The Group’s revenue in the first quarter of 2012 amounted to NIS 2,740 million, compared with NIS 2,913 million in the corresponding quarter, a decrease of 5.9%. Most of the decrease stems from the Cellular segment as a result of a decrease in revenues from services and from the sale of terminal equipment.

The Group’s depreciation and amortization expenses in the first quarter amounted to NIS 358 million compared with NIS 335 million in the corresponding quarter, an increase of 6.9%. The increase stems from the Domestic Fixed-Line Communications segment and the International Communications, Internet and NEP segment, as explained below.

The Group’s salary expenses in the quarter amounted to NIS 511 million compared with NIS 532 million in the corresponding quarter, a decrease of 4%. The decrease stems from the Domestic Fixed-Line Communications segment and the Cellular segment, as explained below.

The Group’s operating and general expenses in the quarter amounted to NIS 1,044 million compared with NIS 1,131 million in the corresponding quarter, a decrease of 7.7%. The decrease stems from the Cellular segment, primarily as a result of a decrease in the costs of terminal equipment, and from the Domestic Fixed-Line Communications segment, mainly owing to a smaller liability for the payment of frequency fees (see Note 12.2 to the financial statements).

Other operating income, net, in the quarter amounted to NIS 23 million compared with expenses of NIS 250 million in the corresponding quarter. The transition from expenses to income stems from recording a provision of NIS 281.5 million in respect of severance at early retirement in the Domestic Fixed-Line Communications segment in the first quarter of 2011.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

Finance income, net, in the quarter amounted to NIS 44 million, compared with expenses of NIS 20 million in the corresponding quarter.

Most of the change stems from the sale of all the shares held by Stage One Venture Capital Fund (Israel) L.P. in Traffix Communication Systems Ltd., which were classified by the Group as an investment available for sale. As a result, finance income of NIS 74 million was recorded in the consolidated financial statements in the current quarter (see Note 4.3 to the financial statements).

1.2.2	Segments of operation

A.	The table shows revenue and operating profit by segment of operation:

	NIS millions	% of revenues	NIS millions	% of revenues

Revenues by segment of operation
Domestic Fixed-Line communications	1,199	43.8%	1,178	40.4%
Cellular	1,244	45.4%	1,450	49.8%
International Communications, Internet and NEP	332	12.1%	329	11.3%
Multi-Channel Television	417	15.2%	406	13.9%
Others and setoffs*	(452)	(16.5)%	(450)	(15.4)%
Total	2,740	100%	2,913	100%

	For the three-month period ended
	March 31
	2012		2011
	NIS millions	% of revenues	NIS millions	% of revenues

Operating income by segment of operation
Domestic Fixed-Line communications	539	45.0%	211	17.9%
Cellular	267	21.5%	399	27.5%
International Communications, Internet and NEP	50	15.1%	61	18.5%
Multi-Channel Television	52	12.5%	61	15.0%
Others and setoffs*	(58)	-	(67)	-
Consolidated operating income / % of Group revenues	850	31.0%	665	22.8%

* The setoffs are mainly in respect of the Multi-Channel Television segment, an affiliate.

B.	Domestic Fixed-Line Communications

Revenues

The segment's revenues in the first quarter of 2012 amounted to NIS 1,199 million compared with NIS 1,178 million in the corresponding quarter, an increase of 1.8%.

The increase in revenues stems mainly from an increase in revenue from high-speed Internet, mainly as a result of an increase in revenue per subscriber as surfing speeds are upgraded, and of an increase in the number of Internet subscribers. Revenues from data communications, transmission and others also increased. The increase in revenues was offset by a decrease in revenues from telephony, mainly as a result of erosion of revenue per telephone line.

Costs and expenses

Depreciation and amortization expenses in the quarter amounted to NIS 178 million, compared with NIS 162 million in the corresponding quarter, an increase of 9.9%. The increase in depreciation expenses stemming from investment in the NGN project was moderated due to the end of depreciation of other property, plant and equipment.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

The salary expense in the quarter amounted to NIS 267 million compared with NIS 284 million in the corresponding quarter, a decrease of 6%. The decrease in salary expenses stemmed from a decrease in share-based payments, a decrease in the number of employees, and an increase in salaries attributed to investment. The decrease was partly offset by salary increments and an increase in actuarial costs.

Operating and general expenses in the quarter amounted to NIS 237 million compared with NIS 271 million in the corresponding quarter, a decrease of 12.5%. The decrease stemmed mainly from the smaller liability for payment of frequency fees (see Note 12.2 to the financial statements).

Other operating income, net in the quarter amounted to NIS 22 million compared with expenses of NIS 250 million in the corresponding quarter. The transition from expenses to income stems from recording provision expenses of NIS 281.5 million in the corresponding quarter in respect of severance at early retirement. Conversely, there was a decrease in capital gains from the sale of real estate properties and copper cable in the current quarter.

Profitability

Operating profit in the segment in the quarter amounted to NIS 539 million compared with NIS 211 million in the corresponding quarter, an increase of 155%. The increase stems from the changes described above in the revenue and expense items, and primarily from the provision for severance in early retirement which was recorded in the corresponding quarter.

Finance expenses, net

Finance expenses, net in the first quarter amounted to NIS 49 million, compared with NIS 26 million in the corresponding quarter, an increase of 88.5%. The increase stems primarily from an increase in interest expenses in respect of debentures issued during 2011, finance expenses in respect of revaluation of the liability to distribute a dividend which is not in compliance with the earnings test, and an increase in bank credit at fixed and variable shekel interest. The increase was moderated mainly by the stable known CPI to which some of the debentures are linked in the current quarter, compared with a rise in the known CPI in the corresponding quarter, recording finance income as a result of a smaller liability for the payment of frequency fees (see Note 12.2 to the financial statements), and gains from investment in monetary funds in the current quarter.

C.	Cellular segment

Revenue

The segment’s revenues in the first quarter of 2012 amounted to NIS 1,244 million compared with NIS 1,450 million in the corresponding quarter, a decrease of 14.2%. Revenues from services (including value added services) amounted to NIS 834 million compared with NIS 949 million in the corresponding quarter, a decrease of 12.1%. The decrease in the service revenues stemmed from tariff erosion as a result of intensifying competition which led to a decrease in average revenue per user (ARPU).

Revenues in the segment from the sale of terminal equipment in the first quarter amounted to NIS 410 million, compared with NIS 501 million in the corresponding quarter, a decrease of 18.2%. The decrease stemmed primarily from fewer upgrades and sales, which were partly offset by a rise in the average price of handsets sold.

Costs and expenses

Depreciation and amortization expenses in the period amounted to NIS 135 million compared with NIS 139 million in the corresponding quarter, a decrease of 2.9%.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

Salary expenses in the period amounted to NIS 132 million compared with NIS 150 million in the corresponding quarter, a decrease of 12%. The decrease in the salary expense stems primarily from a decrease in the number of positions.

Operating and general expenses in the quarter amounted to NIS 710 million compared with NIS 762 million in the corresponding quarter, a decrease of 6.8%. The decrease stemmed mainly from a decrease in the costs of terminal equipment as a result of a decline in the number of handsets upgraded and sold, which was partly offset by rise in the average price of handsets sold.

Profitability

Operating profit in the segment amounted to NIS 267 million compared with NIS 399 million in the corresponding quarter, a decrease of 33.1%. The decrease in operating profit stemmed primarily from erosion of revenues from services and a decline in quantities of user equipment sold, as noted above.

Finance income, net

Finance income, net in the segment amounted to NIS 22 million compared with NIS 10 million in the corresponding quarter. The increase stemmed mainly from a rise in finance income from the credit embodied in sales of terminal equipment in 36 installments, following increased sales in 2011.

D.	International Communications, Internet and NEP

Revenue

The segment’s revenues for the first quarter amounted to NIS 332 million compared with NIS 329 million in the corresponding quarter, an increase of 0.9%. The increase in revenues stems mainly from an increase in Internet revenues as a result of growth in the number of customers and increased activity in communications solutions for businesses (ICT), offset by a decrease in revenues from outgoing and incoming calls due to a decline in the volume of traffic in the market and a decrease in revenues from call transfers between communications carriers worldwide.

Costs and expenses

Depreciation and amortization expenses in the quarter amounted to NIS 34 million compared with NIS 24 million in the corresponding quarter, an increase of 41.7%. The increase stems primarily from the start of depreciation of the Seabed Cable.

Salary expenses in the quarter amounted to NIS 70 million compared with NIS 64 million in the corresponding quarter, an increase of 9.4%. Most of the increase stems from an increase in the number of workers employed in outsourcing in the ICT operation, and from the termination of capitalization of subscriber acquisition costs.

Operating and general expenses in the quarter amounted to NIS 178 million compared with NIS 180 million in the corresponding quarter, a decrease of 1%. The decrease in expenses stemming from a decrease in capacity maintenance costs as a result of deployment of the Seabed  Cable, was moderated by the increase in expenses incurred for the reasons explained above for the increase in the segment's revenues.

Profitability

Operating profit in the segment in the quarter amounted to NIS 50 million compared with NIS 61 million in the corresponding quarter, a decrease of 18%. The decrease stems from the changes described above in the revenue and expense items.

E.	Multi-channel television segment (stated by the equity method)

Revenue

The segment’s revenues in the first quarter of 2012 amounted to NIS 417 million compared with NIS 406 million in the corresponding quarter, an increase of 2.7%. Most of the increase stems from a rise in revenues from the use of advanced converters, increased revenues from premium channels, one-time sales of content, and an increase in the number of customers.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

Costs and expenses

The cost of sales in the quarter amounted to NIS 272 million, similar to the corresponding quarter.

Sales, marketing, administrative and general expenses in the quarter amounted to NIS 93 million, compared with NIS 72 million in the corresponding quarter, an increase of 29%. The increase in these expenses stemmed primarily from the termination of capitalization of subscriber acquisition costs and an increase in advertising expenses.

Profitability

Operating profit in the quarter amounted to NIS 52 million compared with NIS 61 million in the corresponding quarter, a decrease of 14.8%. The decrease in operating profit stems from the above-mentioned changes in the revenue and expense items

1.2.3	Income tax

The Group's tax expenses in the reporting quarter amounted to NIS 245 million, which is 27.4% of profit after net finance expenses, compared with NIS 174 million and 27% of profit after net finance expenses in the corresponding quarter.

The increase in the percentage of tax after net finance expenses stems mainly from the rise in the corporate tax rate (from 24% in 2011 to 25% in 2012), and from unrecognised expenses in the quarter (mainly share-based payments). In the corresponding quarter, timing differences occurred in the recognition of expenses (primarily early retirement), which will be recognised when the tax rates are lower.

1.3	Equity

Equity attributable to the Company's owners at March 31, 2012 amounted to NIS 3.25 billion, which is 18% of the total balance sheet, compared with NIS 2.97 billion on March 31, 2011, which was 20% of the total balance sheet. The increase in equity, which stemmed mainly from the Group's profits and also from share-based payments, was largely offset by the distribution of a dividend of NIS 2.16 billion during 2011 in respect of profits from the second half of 2010 and the first half of 2011.

1.4	Cash flows

Consolidated cash flows from operating activities in the first quarter of 2012 amounted to NIS 998 million, compared with NIS 775 million in the corresponding quarter, an increase of NIS 223 million. Most of the increase stems from the Domestic Fixed-Line Communications segment due to increased profit and changes in working capital.

Cash flow from operating activities is one of the sources of financing for the Group’s investments, which during the reporting quarter included NIS 385 million in the development of communications infrastructures and NIS 75 million in intangible assets and deferred expenses, compared with NIS 422 million and NIS 78 million, respectively, in the corresponding quarter. Furthermore, in the Domestic Fixed-Line Communications segment, NIS 350 million, net, was invested in shekel monetary trust funds. Conversely, the Group received NIS 88 million in proceeds from the realization of non-current investments (see Note 4.3 to the financial statements) and NIS 47 million from the sale of property, plant and equipment, compared with NIS 187 in the corresponding quarter.

In the reporting quarter, the Group repaid debts and paid interest totaling NIS 205 million, of which NIS 68 million of debentures, NIS 91 million of loans, and NIS 46 million of interest payments. This compares with repayment of debt and interest payments of NIS 134 million in the corresponding quarter.

Average of long-term liabilities (including current maturities) to financial institutions and debenture holders in the reporting quarter amounted to NIS 9,497 million.

Average supplier credit in the quarter was NIS 892 million, and the average short-term customer credit was NIS 3,095 million. The average long-term customer credit was NIS 1,425 million.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

The Group's working capital surplus at March 31, 2012 amounted to NIS 1,970 million, compared with a working capital deficit of NIS 1,188 million in the corresponding quarter. The Company has a working capital surplus of NIS 112 million at March 31, 2012, compared with a deficit of NIS 2,390 million in the corresponding quarter. The transition from deficit to surplus in the Company's working capital stems primarily from an increase in its current assets, mainly due to an increase in investments in monetary funds and in cash balances. Furthermore, the Company's current liabilities decreased following repayment of debentures and a decrease in employee benefit liabilities. In addition, there is an increase in the working capital surplus in the Cellular and the International Communications, Internet and NEP segments.

2.	Explanations of the Board of Directors relating to exposure to market risks and their management

2.1
Fair value sensitivity tests and the effects of changes in the market prices of the fair value of the balances in and off the balance sheet for which there is a strong commitment at March 31, 2012, do not differ significantly from the report at December 31, 2011.

2.2	The linkage base report at March 31, 2012 does not differ significantly from the report at December 31, 2011.

3.	Aspects of Corporate Governance

3.1	Disclosure of the process for approval of the financial statements

3.1.1	Committee

The Committee for Examination of the Company's Financial Statements is a separate committee which does not also serve as the Audit Committee (each committee has a different chairman). However, it is noted that all of the members of the Audit Committee are also members of the Committee for the Examination of the Financial Statements.

3.1.2	Committee members

The committee comprises the following four members: Yitzhak Idelman, chairman (external director), Mordechai Keret (external director), Eldad Ben-Moshe (independent director), and Dr. Yehoshua Rosenzweig (independent director), each of whom has accounting and financial expertise. All the committee members gave declarations prior to their appointment. For additional details about the directors who are committee members, see Chapter D of the Company's Periodic Report for 2011.

3.1.3	Approval of the financial statements

A.	The Committee for the Examination of the Financial Statements discussed and formulated its recommendations for the Board at its meetings on May 3 and May 6, 2012.

B.	All the members of the committee attended the above discussions.

C.
Other than the committee members, the meeting on May 3, 2012 was attended by Chairman of the Board Mr. Shaul Elovitz, Deputy CEO and CFO Mr. Alan Gelman, Company Controller Mr. Danny Oz, Company Secretary Ms. Linor Yochelman, internal auditor Mr. Lior Segal, General Counsel Mr. Amir Nachlieli, director Mr. Rami Nomkin, the external auditors and other officer-holders in the Company. Other than the committee members, the meeting on May 6, 2012 was attended by Chairman of the Board Mr. Shaul Elovitz, Company CEO Mr. Avi Gabbay, Deputy CEO and CFO Mr. Alan Gelman, Company Controller Mr. Danny Oz, internal auditor Mr. Lior Segal, director Mr. Rami Nomkin, Company Secretary Ms. Linor Yochelman, General Counsel Mr. Amir Nachlieli, the external auditors and other officer-holders in the Company.

D.
The Committee reviewed the assessments and estimates made in connection with the financial statements, the first-time application of SOX, internal controls relating to the financial reporting, the integrity and propriety of the disclosure in the financial statements and the accounting policy adopted in the corporation’s material affairs.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

E.	The committee’s recommendations were forwarded in writing to the Board on May 6, 2012.

F.	The Board discussed the recommendations of the Committee for the Examination of the Financial Statements on May 8, 2012.

G.
The Board believes that the recommendations of the Committee for the Examination of the Financial Statements were submitted a reasonable time (about two business days) prior to the Board meeting, also taking into account the scope and complexity of the recommendations.

H.	The Board accepted the recommendations of the Committee for the Examination of the Financial Statements, and resolved to approve the Company's financial statements for the first quarter of 2012.

3.2	Application of the Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Commencing 2011, the Company ceased to apply the provisions of the Securities (Periodic and immediate reports) (Amendment) Regulations, 2009, in the matter of internal control, and applies instead the provisions of the Sarbanes-Oxley Act of 2002 (SOX), as a significant subsidiary of a company traded in the U.S. (foreign private issuer).

4.	Disclosure concerning the financial reporting of the corporation

4.1	Critical accounting estimates

Preparation of the financial statements in accordance with IFRS requires management to make assessments and estimates that affect the reported values of the assets, liabilities, income and expenses, as well as the disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments with different assumptions or conditions. Information about primary topics of uncertainty in critical estimates and judgments made in the application of the accounting policy is provided in the annual financial statements. We believe that these assessments and estimates are critical since any change in these assessments and assumptions could potentially have a material effect on the financial statements.

4.2
Owing to the materiality of the claims filed against the Group, which cannot yet be assessed or the exposure estimated, the auditors drew attention to them in their opinion on the financial statements.

4.3	Material events after the date of the financial statements

4.3.1	For details about the Company's purchase of all the shares of Walla in April 2012, see Note 4.1 to the financial statements.

4.3.2
On April 24, 2012, the general meeting of the shareholders of the Company approved (following the recommendation of the Board of Directors on March 14, 2012), the distribution of a cash dividend to the Company's shareholders in the amount of NIS 1,074 million – see Note 6.5 to the financial statements.

4.3.3
On May 2, 2012, the Ministry of Communications published a policy paper on the expansion of competition in fixed-line communications – wholesale market. For more information, see the update to section 1.7.3 in Chapter A of the Periodic Report for 2011.

5.	Details of series of liability certificates

5.1
On March 21, 2012, the appointment of Hermetic Trust (1975).Ltd. ("Hermetic") was approved as trustee for the Debentures (Series 5) of the Company, replacing Mizrachi Tefahot Trust Co. Ltd., and accordingly, from that date, Hermetic serves as trustee for those debentures.

The trust company:

Hermetic Trust (1975).Ltd.
Contact person in the trust company – Dan Avnon, CEO

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2012

Email address – avnon@hermetic.co.il, telephone: 5274867 Address – 113 Hayarkon Street, Beit Hermetic, Tel Aviv

5.2	Other than the above, details relating to the series of liability certificates at March 31, 2012 do not differ significantly from the report at December 31, 2011.

5.3	The rating reports are attached to the Directors' Report.

6.	Miscellaneous

For information about the liability balances of the reporting corporation and the subsidiaries or the proportionately consolidated companies in its financial statements at March 31, 2012, see the report form filed by the Company on Magna on May 8, 2012

We thank the managers, the employees, the public and the shareholders of the Group’s companies.

Shaul Elovitz Chairman of the Board of Directors	Avraham Gabbay CEO

Date of signature: May 8, 2012